June 14, 2021

SUBMITTED VIA EDGAR CORRESPONDENCE

Attention: Effie Simpson and Jean Yu

Division of Corporation Finance, Office of Manufacturing

Securities and Exchange Commission

Re: Reed’s, Inc.

Form 10-K for the Year Ended December 31, 2020

Filed March 30, 2021

File No. 001-32501

Ladies and Gentlemen:

This letter sets forth the response of Reed’s, Inc. (the “Company” or “Reed’s”) to the comment contained in your letter, dated May 28, 2021, relating to the above-referenced Form 10-K. The comment of the staff of the U.S. Securities and Exchange Commission (the “Staff”) is set forth in bold text below, and the response of the Company is set forth in plain text immediately following such comment.

Form 10-K for the fiscal year ended December 31, 2020

Management’s Discussion and Analysis

Results of Operations - Year Ended December 31, 2020, page 34

1.	We note from your response to comment 1 that you consider gross sales to be a non- GAAP measure. You indicate gross sales is calculated by add backing promotional expense to net sales in the period the related revenue is recorded to arrive at the non- GAAP measure. Please be advised the presentation of a non-GAAP measure that substitutes individually tailored revenue recognition and measurement methods for those of GAAP is not appropriate and should not be presented. In this regard, please revise to remove your presentation of the non-GAAP measure, gross sales, from the filing. Refer to Question 100.04 of the SEC’s Division of Corporation Finance C&DIs on the use of non-GAAP measures.

Response:

We hereby revise our initial response set forth in our letter to the Staff dated May 20, 2021 to clarify that, after a detailed review of the definition of non-GAAP financial measure and related guidance from the Staff, we concluded that “gross sales” as used in the Form 10-K is a key performance indicator and metric and does not represent a non-GAAP financial measure as defined in Item 10(e) of Regulation S-K.

We respectfully note that the Company materially complied with disclosure requirements prescribed by SEC Release No. 33-10751 for disclosure of financial metrics that do not fall within the definition of non-GAAP financial measure in the MD&A of each of the 10-K and its subsequent 10-Q filing.

Moving forward, in the Management’s Discussion and Analysis item (“MD&A”) of future periodic filings with the SEC, Reed’s proposes to replace the term “gross sales” with “gross billing” to comply with the metrics guidance detailed in SEC Release No. 33-10751 and remove all statements that indicate the metric is a non-GAAP financial measure. Further, Reed’s will continue to include required disclosure describing use of the metric, substantially as follows:

The following discussion includes the use of gross billing, a key performance indicator and metric. Gross billing represents invoiced amounts to distributors and retailers, excluding sales adjustments. Gross billing may include deductions from MSRP or “list price”, where applicable, and excludes promotional costs of generating such sales. Management utilizes gross billing to monitor operating performance of products and salespersons, which performance can be masked by the effect of promotional or other allowances. Management believes that the presentation of gross billing provides a useful measure of Reed’s operating performance.

We hope our response resolves the Staff’s comment. If you have any further questions or comments, please do not hesitate to contact the undersigned at 203-890-0557. We appreciate the Staff’s guidance and assistance in this matter.

Sincerely,

Reed’s, Inc.

/s/ Thomas J. Spisak
By:	Thomas J Spisak
Its:	Chief Financial Officer